MARY JO MILLER Direct (503) 294-9636 mnmiller@stoel.com

March 28, 2008

VIA EDGAR

David L. Orlic

Division of Corporation Finance

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 7, 2007

Interlink Electronics, Inc.

Registration Statement on Form S-1

Filed on August 13, 2007

Amendment No. 1 to Registration Statement on Form S-1

Filed on October 31, 2007

File No. 333-145387

Dear Mr. Orlic:

We are counsel (“Counsel”) to Interlink Electronics, Inc. (the “Company”). This letter constitutes the response of the Company to the Staff’s comments, dated November 7, 2007, to Amendment No. 1 to the Company’s Form S-1 filed on October 31, 2007 (the “Original Filing”) and correspondence from Counsel dated October 3, 2007 (“Response Letter No. 1”). The Company has included each of the Staff’s comments and the Company’s responses below. The Company is filing, concurrent with this letter, amendment number two to the Original Filing (“Amendment No. 2”) to respond to the Staff’s comments and to update certain information contained in Amendment No. 1. We also are mailing to your office a marked copy of Amendment No. 2, showing changes to the Original Filing.

Comment 1

We note that you are registering the sale of 6,113,744 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Mr. David Orlic

March 28, 2008

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following, among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response to Comment 1

We agree with the Staff’s analysis to the extent it concludes that the Company is not eligible to conduct a primary, at-the-market offering under Rule 415(a)(4). For the reasons stated below, however, the Company respectfully disagrees with the Staff’s analysis leading to the conclusion that the proposed offering is primary. The Company believes that the offering to be registered pursuant to the Registration Statement is a secondary offering and may be registered as contemplated by the Registration Statement.

Factual Background.

On July 18, 2007, and as more fully described in its Current Report on Form 8-K dated July 23, 2007 (the “Report”), the Company sold, in a private placement (the “Placement”), $5 million of convertible notes (the “Notes”) with accompanying warrants (the “Warrants” and, with the Notes, the “Securities”) to 12 institutional investors (the “Investors”). All of the Investors were stockholders of the Company at the time of the Placement. On an “as converted” basis, the aggregate principal amount of the Notes represents ownership of 3,968,250 shares of the

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March 28, 2008

Company’s common stock (“Common Stock”). Any accrued and unpaid interest on the Notes at the time of conversion will also be converted into shares of Common Stock. Because it is not possible to predict with certainty the timing of any conversion and related amount of accrued and unpaid interest, if any, on the Notes, the Registration Statement covers an additional 161,369 shares of Common Stock, which represents the conversion of accrued and unpaid interest for one six-month interest period.1 The Warrants are exercisable to purchase, in the aggregate, 1,984,125 shares of Common Stock. The number of shares of Common Stock issuable on conversion of the principal amount of the Notes and exercise of Warrants is subject to adjustment upon the occurrence of certain events as more fully described in the forms of Note and Warrant filed as exhibits to the Report.

The Securities were offered and sold pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, (the “Act”) and Regulation D promulgated thereunder. In connection with the sale, the Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing the Securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the Securities in violation of the Act.

The conversion price of the Notes was calculated based on the average closing bid price for the ten days prior to the sale (the “Average Price”) without discount from the Average Price. The Warrants are exercisable at a 20% premium to the Average Price. The terms of the Securities do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions. The Securities have customary antidilution provisions under which, among other things, the conversion price of the Notes and the exercise price of the Warrants adjust if the Company issues or is deemed to have issued Common Stock at a price below the then existing conversion or exercise price, as the case may be. We believe that these antidilution adjustments are consistent with those that the Staff has previously indicated do not raise a concern that would affect the Staff’s interpretation of Rule 415.

The circumstances in which the Securities were offered and sold is as follows: In June 2007, the Company operated four business segments, which it referred to as its OEM Remotes, Branded Products, Specialty Components and E-transactions business segments. The OEM Remotes business segment was, for several years, the mainstay of the Company’s total business and accounted for almost half of its sales. In recent years, however, the OEM Remotes business segment had become commoditized, margins had eroded badly and the business was no longer profitable. The Company had approximately $1.9 million in cash remaining from a public offering completed in 2004 but was consuming cash for operating expenses and manufacturing overhead at the rate of approximately $2 million per

[1]

Interest accrues and is payable semiannually on January 15 and July 15 of every year during the term of the Notes. The shares of Common Stock issuable upon conversion of accrued and unpaid interest on the Notes was calculated by multiplying the principal amount of each Note by the fixed rate of 8% for one 6-month interest period, and dividing the result by the conversion price of $1.26.

Mr. David Orlic

March 28, 2008

month. In an effort to restructure the Company to focus on its growth opportunities, while reducing cash burn, the Company’s Board of Directors (the “Board”) had retained an investment banker to assist with the sale of the OEM Remotes and possibly the Branded Products business segments. By the end of June 2007, the Company had executed a letter of intent with respect to the sale of both business segments and was in active negotiations with the purchaser.

Although the Company believed that the sale of the business segments would ultimately occur (which it did), it faced a critical cash situation if the sale did not occur or was significantly delayed. The prospects for a financing that would raise the necessary cash in the wake of a failed attempt to sell the OEM Remotes business segment were considered to be extremely poor. The Company also had evidence indicating that the apparently poor prospects of the Company if the sale was not consummated were having an effect on the purchaser’s negotiating positions. As a matter of prudence, the Board determined that the Company should seek an immediate cash infusion. Given the time constraints, as well as disclosure issues with respect to the pending sale transaction, the Company determined that the cash could be raised only from a small group of sophisticated investors who were already familiar with the Company and to whom the state of the pending sale could be disclosed under confidentiality agreements. In connection with this decision, the Board was advised by its bankers that, in their view, the Company could not expect to raise the required cash from other sources within the mandated time frame and that the proposal ultimately made by the Investors was generally in line with what could be expected from a more broadly targeted offering.

Response to Specific Factors Identified in Comment 1.

The percentage of the total offering of Securities purchased by each Investor is as follows:

Investor	Percentage of Total
Special Situations Fund III Q.P., L.P.	11.38

Special Situations Fund III, L.P.	1.56

Special Situations Technology Fund, L.P.	5.94

Special Situations Technology Fund II, L.P.	40.62

SRB Greenway Capital, L.P.	1.81

SRB Greenway Capital (Q.P.), L.P.	15.68

SRB Greenway Offshore Operating Fund, L.P.	0.65

Potomac Capital Partners, LP	6.84

Potomac Capital International Ltd.	4.90

Pleiades Investment Partners-R, LP	4.87

Mr. David Orlic

March 28, 2008

Investor	Percentage of Total
Harvest Small Capital Partners, L.P.	4.80

Harvest Technology Partners, L.P.	0.96

The date and manner in which the Securities were offered and sold is described above.

As noted above, all of the Investors were at the time of their purchase of the Securities, and remain, investors in the Common Stock. The Investors have informed the Company that none of the Common Stock owned by them was purchased from the Company and that all such Common Stock was acquired by the Investors in market transactions.

The Investors are 12 funds consisting of groups of four, three, three and two related funds, each group operating under common management. Considering each group of related funds as a single Investor, there are four Investors, each of which operates independently of the others. Based on the information in the Registration Statement and including beneficial ownership attributable to the Securities purchased by each group, the Special Situations, Greenway, Potomac/Pleiades and Harvest Investor groups own, respectively, 41.2%, 16.9%, 16.7%, and 4.1% of the Company’s Common Stock.

An affiliate of an issuer, as defined in Rule 144, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. The Staff has stated on numerous occasions that the question of who is an affiliate of an issuer is to be answered based on the specific facts and circumstances of the case. Apart from the Investors, ownership of the Company Common Stock is relatively widely dispersed. As disclosed in the Registration Statement, neither the directors and officers as a group, nor any other investor (other than the three largest Investor groups), beneficially owns 10% or more of the Company’s Common Stock. Based on this information, it is the Company’s view that the only shareholder that could be an affiliate by virtue of its ownership of the Company’s securities is the Special Situation funds.2

None of the Investor groups described above have any explicit legal right to control the Company, nor is the Company aware of any arrangement or understanding among the Investor groups, or between any of the Investor groups and any other person, with respect to the control of the Company. In 2006, the Company, acting in compliance with an agreement with one of the Investor groups (described in the Company’s Current Report on Form 8-K dated October 4, 2006), appointed to the Board two persons proposed by that Investor group. However, no Investor or Investor group has any continuing right with respect to the appointment of directors

[2]

The Company’s view is influenced by the fact that the Special Situations funds, at a 41.2% ownership level, are able to control the Company in conjunction with any other group of stockholders whose ownership is 8.8% or greater.

Mr. David Orlic

March 28, 2008

nor is there any agreement or understanding between the Company and any Investor or Investor group with respect to the governance of the Company. Accordingly, it is the Company’s view that no Investor is an affiliate of the Company by virtue of any relevant arrangement or understanding known to it or by virtue of the combination of stock ownership and any such arrangement or understanding.

As noted above, certain of the Investors are grouped under common management. The Company does not know of any relationship between or among fund groups.

According to the Amendment No. 2, at March 18, 2008, the Company had 13,749,310 shares of Common Stock outstanding. If all of the principal amount of, and accrued and unpaid interest for one six month period on, the Notes were to be converted and all of the Warrants exercised (assuming no other relevant transactions in the Company’s Common Stock) there would be 19,863,054 issued and outstanding shares of Common Stock, of which the shares obtained on conversion of the Notes and exercise of the Warrants would constitute 30.8%.

At the time of the Placement, the theoretical dollar value of the shares registered would, based on the Average Price, have been $1.26 per share or an aggregate of $7,703,317.44 for the shares obtainable on conversion of the principal amount of, and accrued and unpaid interest for one six-month period on, the Notes and exercise of the Warrants. Assuming that all of the Warrants are exercised, the proceeds that the Company will have received from the sale of the Securities and the exercise of the Warrants would be $7,996,028.75 of which $5,000,000 constitutes the proceeds from the sale of the Securities and the balance constitutes the aggregate exercise price of the Warrants. The difference, in favor of the Company, between the value of the shares, as so computed, and the proceeds to the Company is the result of the difference between the Average Price and the exercise price of the Warrants. The value of the Common Stock fluctuates from day to day, and, since the Placement, has dropped to as low as $0.86 and has increased to as high as $1.90. At the close of trading on March 24, 2008, the Common Stock was priced at $1.01. However, as more fully discussed below, trading volume in the Common Stock is minimal and there is no basis to believe that the market price at any given point in time reflects the price at which any significant number of shares could actually be sold.

As described above, the Notes are convertible into Common Stock at the Average Price, which was derived from a formula designed to represent the actual market value of the Common Stock at the time of the Placement. The Warrants are exercisable at a premium of approximately 20% over the Average Price. Accordingly, none of the Securities is convertible into or exercisable for Common Stock at a discount to the market value of the Common Stock on the date the Securities were sold. Like all similar securities, it is to be expected that the Securities will be converted or exercised, if at all, at a time at which the conversion or exercise price represents a discount from the then market value of the Common Stock. The amount of any such discount will depend on the spread between the market value and the conversion or exercise price on the date of the conversion or exercise.

Mr. David Orlic

March 28, 2008

The Company believes that all of the Investors are in the business of buying and selling securities for their own accounts. The Investors have informed the Company than none of them is in the business of underwriting securities or otherwise purchasing or selling securities for the accounts of others.

Finally, we note that since the Staff issued its comments dated November 7, 2007, revised Rule 144 has taken effect. Under revised Rule 144, because six months have passed since the Placement, all of the Common Stock underlying the Securities now can be freely traded (subject to satisfying applicable requirements). In addition, the final rule revising Rules 144 and 145 provides that the presumptive underwriter provision of previously existing Rule 145 has been eliminated for transactions such as the Placement. Therefore, allowing registration of the Common Stock underlying the Securities would be appropriate in this case since an intent to distribute after six months would not make the Investors “underwriters” under revised Rule 144.

Rule 415 Analysis

Rule 415 permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Among these conditions is one that permits at-the-market offerings “by or on behalf of the registrant” to be made under Rule 415 only by registrants eligible to register primary offerings on Form S-3. As noted above, the Company agrees that it is not eligible to register a primary offering on Form S-3 and therefore does not meet this condition. The Company further agrees that the offering contemplated in the Registration Statement ( the “Offering”) would be an at-the-market offering. The above-described limitation does not apply to offerings made other than by or on behalf of the registrant nor is there any other relevant limitation that would prevent the use of Rule 415 for the Offering. Accordingly, the question of whether Rule 415 is available for the Offering depends on whether the Offering is or is not “by or on behalf of the registrant.”

On its face, the Offering is not “by or on behalf of the registrant” in that the securities to be sold are owned, beneficially and of record, by persons other than the registrant and were acquired by those persons in arm’s-length, bona-fide transactions. The term “registrant” is defined in Rule 100(4) as “the issuer of securities for which a registration statement is filed.” Clearly, under this definition, the Offering is not being made “by” the registrant. With respect to whether the offering is being made “on behalf of the registrant,” we note that the Company has no interest in the securities and would receive none of the proceeds from their resale. While it may receive money indirectly from the sale of such securities as a result of the exercise of Warrants, it would only do so under circumstances in which the exercise price was less than the market price of the underlying stock and therefore less than the price at which it could presumably sell the same number of securities for more money in a separate transaction.

Despite the fact that the registration would seem to be offering the securities for sale by and for the benefit of the Investors, the transaction fits within a broad category of transactions that, under some circumstances, have caused regulatory concern. In particular, concern has been raised in situations in which the nominal selling shareholders are, in reality, acting as the underwriters of

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March 28, 2008

securities being distributed by the issuer to the public. In its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Staff has set forth an analysis of the relevant factors that should be examined. Interpretation D.29 (the “Rule 415 Interpretation”) states:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will he unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the relevant factors listed in the Rule 415 Interpretation is discussed below in the context of the Offering. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Offering can be registered for sale on behalf of the Investors pursuant to Rule 415.

How Long the Selling Shareholders Have held the Securities

As of the date of this letter, the Investors have held the Securities for over 250 days. More importantly, there is currently no realistic prospect that any significant number of the Securities will be converted or exercised or that the underlying Common Stock will be offered or sold in the foreseeable future.

On March 24, 2008, the Common Stock closed at $1.01 per share. As mentioned above, in the period since the Placement, the price of the Common Stock has ranged between $0.86 and $1.90 per share. At $1.01 per share, the Warrants and the Notes both are under water. More importantly, the Common Stock trades on the pink sheets and there exists no organized market for it. Average daily trading volume in the three months ended February 29, 2008 was 23,174 shares. At this volume level, the 6,113,744 shares of Common Stock obtainable on (i) conversion of the principal balance of the Notes, (ii) conversion of accrued and unpaid interest for one six-month period on the Notes and (iii) exercise of the Warrants constitute the entire trading volume for 264 days. Furthermore, during the current month of March, average daily trading volume has been far lower (at 2,554 shares). At this level, such shares would constitute the entire trading volume for several years. In the circumstances, it is reasonable to conclude that no Investor will seek to sell any significant amount of the underlying

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March 28, 2008

Common Stock in the absence of a very substantial change in stock price, trading volume or both. In real market terms, the Investors are fully at risk with respect to their investment and there is every reason to believe that they will continue to be at risk for a substantial period of time in the future.

We believe that it is both factually inappropriate and contrary to established precedent to equate registration with an intent to distribute. We note that the Staff has long taken the position that appropriately structured registration rights are not inconsistent with an investor’s representation of investment intent in a private placement. We note further that the Staff has adopted specific rules (described below) to facilitate the immediate registration as a matter of contractual right of securities sold in a private placement. There are a number of reasons why investors want shares registered other than to effect an immediate resale. Many private investment funds are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the investors intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently. It would be fundamentally irresponsible for those investors not to have their shares registered. Not registering the shares would prevent them from taking advantage of unexpected market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities are not “margin stock.”

The Placement was a “PIPE” transaction and the Staff has enunciated detailed standards with respect to the timing relationship between the sale of securities in a PIPE transaction and the subsequent resale of the securities or underlying securities. In Interpretation 3S of the March 1999 Supplement to the Telephone Interpretations Manual, (the “PIPEs Interpretation”) the Staff stated as follows:

“In a PIPE transaction (private-investment, public-equity), the Staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. The Company recognizes that the Staff is not asserting that the Common Stock cannot be registered for resale in accordance with the PIPEs Interpretation and is merely asserting that it cannot be so registered and resold in an at-the-market offering in reliance on Rule 415. However, the underlying rationale behind the PIPEs Interpretation was to ensure that the totality of the transactions, including both the original sale of the PIPE securities and their resale to the public constituted a bona fide sale to investors who

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March 28, 2008

assumed the risk of the investment, followed by a resale to other investors and was not merely a conduit for the sale of securities by the issuer to the public underwritten by the intermediate purchaser. Given the identity of the concern underlying both the PIPEs Interpretation and the Rule 415 Interpretation it seems reasonable to apply the same standard in both cases.

The Circumstances Under Which They Received the Shares

The Placement complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D. The terms of the Notes and Warrants contain no discounts to the market price of the Common Stock on the transaction date (and the Warrants are exercisable at a premium to that value.) Nor do the Securities contain any other “toxic” provisions that have been identified by the Staff as causing concern. All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act. To date, no Investor as acted in any way that is inconsistent with its representation.

As described above, the occasion for the sale of the Securities was an immediate and bona fide need on the part of the Company for additional cash. At the request of the Board, the President of the Company approached the Investors and invited a proposal for such a financing. The Company considered other financing alternatives but did not identify any that it believed would meet its need in the circumstances. Notwithstanding the limited options available to it, however, the Company did consult with its investment bankers with respect to the offering. The investment bankers supported the Company’s belief that there were no alternative financing sources that could be addressed in the circumstances with confidence and also stated their belief the that financing terms proposed by the Investors were not outside market generally for comparable transactions.

The terms of the financing included the traditional registration rights. Such rights are an absolute standard in connection with comparable offerings and there is nothing about the registration rights themselves that establishes any rights different from those that have applied to numerous transactions whose registrations have been processed by the Staff without objection. No other financing term in any way suggests that either the Company or the investors contemplated a quick resale of the Common Stock or sought to facilitate any such purpose. In fact, the setting of the conversion price of the Notes at market and the exercise price of the Warrants at a premium to market, particularly when combined with the extremely thin market for the Common Stock, strongly suggests the absence of any such intent.

In short, there is nothing about the circumstances of the sale of the Securities that indicates that it was anything other than what is appears to be – a bona fide private placement of securities with knowledgeable investors designed to meet a legitimate and immediate cash requirement.

Their Relationship to the Issuer

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March 28, 2008

All of the Investors were, prior to the sale of the Securities, substantial investors in the Company. As a result, we do not believe that it makes sense to assume that they would intend to flip their shares once the Registration Statement is declared effective in a transaction or series of transactions that would have the inevitable effect of substantially reducing the market value of their remaining investment in the Company at the same time that, in all probability, the flip itself would result in a substantial transaction loss. If they wanted to sell Common Stock, they could simply sell the other shares they have purchased, none of which are restricted securities. Of course, as indicated above, the practical reality is that market conditions prevent them from selling the shares they already own, let alone the shares issuable to them on conversion or exercise of the Securities.

The Amount of Shares Involved

As noted above, all of the Common Stock obtainable on conversion or exercise of the Securities would constitute 30.8% of the outstanding Common Stock, assuming no other relevant issuances or repurchases of Common Stock. The number of such shares as a percentage of the shares deemed to be held by affiliates depends, among other things, on who is deemed to be an “affiliate” and the method applied to determine the number of shares “held” by each affiliate. Whatever the number may be deemed to be, we find it difficult to relate the actual number to an analysis of the issues underlying whether the offering is a primary distribution or a secondary resale.

We understand the Rule 415 issue to relate to whether the registration statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment or is effectively designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. While we understand that many factors are relevant to this determination both as a matter of fact and under established precedent, it is not clear to us that the size of the transaction is a determining factor. At most, we believe, it is one indication of circumstances that, when combined with numerous other factors, could lead to the conclusion that the offering was, in fact, primary.

We understand from numerous public statements from members of the Staff that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. The Staff believed that public investors were often left “holding the bag” and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

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March 28, 2008

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We understand that, in order to monitor these types of transactions, the Staff was directed to compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Rule 415 Interpretation. As far as we are aware, no rationale for the one-third threshold has ever been articulated by the Staff other than that it is an easy test to apply. In partial response to criticism over the Staff’s interpretive position, we understand that the Staff’s focus shifted late last year to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above, the terms of the Placement do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

We also note that, insofar as the Staff’s concern relates to the possibility that public purchasers of the shares will not fully understand the nature of the Placement, the Company is amenable to any disclosure that the Staff believes to be appropriate. See our other responses in this letter.

The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is really being made on behalf of the issuer, it must conclude that the selling shareholders are acting as underwriters of a distribution of the securities by the issuer to the public. However, if the Staff’s concern is that such a distribution is taking place, the size of the offering, in either absolute or relative terms, should be one of the less important factors in the Staff’s analysis. It is self-evident that an issuer can sell its securities to the public in an underwritten transaction when the size of the offering is less than one third of the public float. In fact, it may be easier to effect a distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. For example, exchange rules permit the public sale of relatively small amounts of securities without stockholder approval required for larger transactions.

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies – in particular those issuers who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds. In light of the Commission’s public commitment to small business issuers, such a focus on these smaller companies is hard to understand.

Mr. David Orlic

March 28, 2008

The Staff’s focus on sheer numbers also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In this case, the Investors evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s need for the proceeds was legitimate. The number of Securities they ended up purchasing was just a mathematical result of the size of the investment, the price and the Company’s market capitalization. In our experience, PIPE investors don’t look to acquire a specific proportion of a company and then calculate an investment amount based on a desired level of ownership. By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies without apparent justification.

Limiting the number of shares being registered doesn’t effect any significant change in the circumstances of a proposed offering. If the Investors are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell. It has no effect on the investment intent of the selling shareholders or the ability of the Investors to effect a distribution if, in fact, that was their intent.

An arbitrary focus on one-third of the public float contradicts the Staff’s own interpretative positions. For example, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, states:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction 1.8.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.”

Mr. David Orlic

March 28, 2008

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts—beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

The focus of the Staff on the number of shares being registered can also be seen as an attempt to resurrect the “presumptive underwriter” doctrine under which the Staff took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. The presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). The Staff has recently re-proposed amendments to Rule 145 that also would eliminate the presumptive underwriter doctrine in connection with most Rule 145 transactions. See Securities Act Release No. 33-8813 (July 5, 2007) (proposing to eliminate the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases).

Whether the Sellers are in the Business of Underwriting Securities

The Investors are private investment funds that buy and sell portfolio securities for their own accounts. None of the Investors is in the business of underwriting securities.

Whether, Under All the Circumstances, it Appears that the Seller is Acting as a Conduit for the Issuer

The Offering, on its face, has none of the characteristics of an underwritten distribution. First and foremost, the Offering lacks a fundamental element of all underwritten distributions: a price to the underwriters that represents a discount to the market price at the time of the purchase, which justifies a reasonable expectation of an underwriting profit. In this case, the Investors have the opportunity to convert Notes to Common Stock at the market price on the transaction date and to exercise warrants to purchase more Common Stock at a price representing a 20% premium to that price. The only way that the Investors can earn a profit on their investment is to wait not only until the market price goes up (if ever), but also until there exists sufficient market activity in the Common Stock to permit the sale of nearly one third of the outstanding Common Stock at the increased price. In other words, if they expect to resell the underlying Common Stock at a profit, they have no choice but to assume the full risk of their investment over an extended period of time. One hesitates to try to imagine the reaction of an underwriting committee at any investment bank presented with this investment as an underwriting opportunity.

Whether one looks at the structure of the Placement or the circumstances in which it occurred, the Placement is nothing more or less than what it appears to be: a capital raising transaction with a clear business purpose accomplished under difficult time and disclosure constraints between a company and its major stockholders. As is the universal practice in connection with such investments, the Investors demanded and received registration rights. The rights themselves are substantially identical to comparable rights in other transactions and do not provide the practical opportunity for a quick resale both because, in compliance with existing

Mr. David Orlic

March 28, 2008

Staff guidance, the registration statement was not filed until a binding commitment existed on the part of the Investors and because the price of the Securities did not allow for a quick resale at anything other than a very substantial loss. As noted above, the purpose of the registration was not to permit a quick resale because all of the Investors owned, prior to the Placement, more Common Stock (all resellable, subject to satisfying applicable requirements, under Rule 144) than they could possibly have sold into the market without substantially depressing the market price.

The Registration Statement was filed in strict compliance with standards published by the Staff for PIPE offerings under which literally thousands of PIPE offerings have been made and the underlying securities registered. The stated purpose of these standards was to define a resale process that would not be considered to be a distribution. Critical to this analysis was the concept that the intermediate investors assume the risk of ownership of the securities. In this case, the Investors not only have assumed the full risk of their investment but have done so under circumstances in which it is likely that they will continue to bear the risk for a very substantial period of time.

The only factor that, in what we understand to be the view of the senior Staff, could lead to the conclusion that the Offering constitutes a distribution is the size of the Offering in relation to the public float. We understand that this factor was introduced into the analysis in order to deal with concerns relating to toxic offerings. One of the attributes of toxic offerings is that they contain provisions that tend to reduce or eliminate the risk of the investment to the intermediate investor, either by pricing the securities at a discount to what they can reasonably be expected to be resold for in a public offering shortly following the private placement, because they contain market-indexed conversion rates or similar protective provisions, or both. In such cases, it would appear that the Staff could conclude that a distribution existed under a conventional analysis based on the practical conclusion that the intermediate investor was not, in fact, at risk. The use of a numerical “size” test goes against established conventional analysis and is hard to reconcile either with any generally accepted analytical construct or with market reality.

In any event, the Offering has none of the toxic characteristics that we understand to have been of concern to the senior Staff. As a result, the Investors have been fully at risk with regard to their investment since they purchased the Securities more than eight months ago, they remain at risk with respect to that investment today and there is every reason to believe that, with or without an effective Registration Statement, they will remain at risk for the foreseeable future.

Conclusion

For all of the foregoing reasons, we believe that the Company should be permitted to proceed with the registration of the shares issuable upon conversion of the Notes and Exercise of the Warrants. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

Comment 2

Mr. David Orlic

March 28, 2008

Please amend your filing to disclose your responses to comments 4, 7-11, and 14-15 of our letter dated September 17, 2007, in each case taking into account the comments below regarding specific responses you have provided.

Response to Comment 2

Amendment No. 2 contains the Company’s responses to comments 4, 7-11 and 14-15 of the Staff’s letter dated September 17, 2007, in each case taking into account the Staff’s comments and the Company’s responses below.

Comment 3

We refer to comment 4 of our letter dated September 17, 2007. In addition to the disclosure you have already provided, please disclose the total amount of payments to the investors and their affiliates for the entire term of the convertible notes, assuming that the convertible notes remain outstanding until stated maturity.

Response to Comment 3

Assuming no conversion of the convertible Notes before their stated maturity date, and that all interest will be paid on time, the total amount of payments to the investors and their affiliates for the entire three-year term of the Notes, on the aggregate principal amount of $5,000,000, will be $1,221,111.06. Although the registration rights agreement (the “Agreement”) provides that the Company must pay the selling shareholders liquidated damages for each thirty-day period (or pro rated portion thereof) after October 18, 2007 during which the Registration Statement has not been declared effective, the Agreement also provides that if the Staff takes the position that the offering of some or all of the shares underlying the Notes and Warrants is not eligible to be made on a delayed or continuous basis pursuant to Rule 415, then no liquidated damages will accrue on or as to any shares or portion of such shares underlying the Notes or Warrants until such time as the Company is able to effect the registration of such shares. Accordingly, the Company has not accrued any liquidated damages as of the date of this response and the total amount of payments provided above assumes that no such damages will be payable.

Comment 4

In your response to comment 7 of our letter dated September 17, 2007, please use, in the second and sixth lines of Table C7 the figure you develop in response to comment 3 above, instead of the one year figure you currently use in Table C7. Also in this table, the net proceeds to the issuer appearing in the fourth and sixth lines should be $5 million less the figure you develop in response to comment 3 above, rather $5 million less the expenses of the offering.

Response to Comment 4

The following table, which was previously provided in Response Letter No. 1, has been revised pursuant to the Staff’s request, with revised disclosure in italics.

Mr. David Orlic

March 28, 2008

COMPARISON OF COMPANY PROFITS TO POTENTIAL INVESTOR PROFIT

Gross proceeds paid or payable to the Company in the financing:	$5,000,000.00
Total of quantifiable payments to the selling shareholders with respect to the financing over the three-year term of the financing:	$1,221,111.06
Estimated legal, accounting and other fees and expenses incurred in connection with the financing:	$202,504.00
Net proceeds to the Company (gross proceeds less total payments to the selling shareholders over the term of the Notes):	$3,778,888.94
Combined total possible profit to be realized by the selling shareholders as a result of any conversion and exercise discounts regarding the securities underlying the Notes and Warrants:	None.
Total quantifiable payments to the selling shareholders with respect to the financing over the three-year term of the financing, expressed as a percentage of net proceeds to the Company ($1,221,111.06 / $3,778,888.94):	32.31%
Term of the Notes:	3 years
Total quantifiable payments to the selling shareholders with respect to the financing expressed as a percentage, averaged over the term of the Notes ($1,221,111.06 / $3,778,888.94 / 3):	10.77%

Comment 5

We refer to comment 15 of our letter dated September 17, 2007. In response to that comment, you have stated that Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P. are affiliates of a broker-dealer. For each selling shareholder that is a broker-dealer affiliate, expand the prospectus to state whether that broker-dealer affiliate acquired the convertible notes in the ordinary course of business and whether, at the time of the acquisition of the convertible notes, the broker-dealer affiliate had any agreements or understandings, with any person, to distribute the securities.

Response to Comment 5

Of the selling shareholders, only Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P. (the “Harvest Investors”) are affiliates of a broker-dealer (JMP Securities, a registered NASD broker-dealer). The Harvest Investors purchased their Notes in the ordinary course of business and did not, at the time they acquired the Notes, have any agreements or understandings with any person to distribute the securities underlying the Notes.

Mr. David Orlic

March 28, 2008

The Company understands you may have additional comments based on the foregoing responses. Please address any questions or comments you may have about this letter or the respective filings to me at (503) 294-9636.

Very truly yours,

/s/ Mary Jo N. Miller

Mary Jo N. Miller

MNM:axw

cc:	John A. Buckett, II

Charles C. Best

John J. Halle